EXHIBIT 99.1

FirstService Declares Quarterly Cash Dividend With 10% Increase to US$0.11

TORONTO, Feb. 09, 2016 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) ("FirstService") announced today that its Board of Directors has approved a 10% increase in the quarterly cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company (together, the "Common Shares") over the previous US$0.10 per Common Share and declared a quarterly dividend of US$0.11 per Common Share.  The dividend is payable on April 7, 2016 to holders of Common Shares of record at the close of business on March 31, 2016.

With this increase, FirstService’s dividend on an annualized basis is US$0.44 per annum and is supported by the Company’s ability to generate significant free cash flow. This level of distribution reflects FirstService’s intention to prudently direct capital towards execution of its growth plan, including a disciplined acquisition strategy, while at the same time delivering an incremental return on shareholders’ capital.

The dividend on Common Shares is an "eligible dividend" for Canadian income tax purposes.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.2 billion in annual revenues and has more than 15,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV".

For the latest news from FirstService Corporation, visit www.firstservice.com

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500